BIT DIGITAL, INC.

33 Irving Place

New York, NY 10013

December 2, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.

Registration Statement on Form F-3

Last Filed November 22, 2021

File No. 333-260241

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated December 1, 2021. We have submitted Amendment No. 3 to the Registration Statement (the “Amendment”) on this date reflecting the Company’s responses. Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 3 to Registration Statement on Form F-3 Digital Asset Transactions, page 8

1.	Refer to your response to comment 1. Please disclose the specific stablecoins you plan to hold as well as the other types of digital assets you plan to hold in the future, regardless of the amount of any such digital assets. In this regard, we note your disclosure here that “[o]ther than bitcoin, stablecoins, WBTC tokens and ETH, we have no plans to hold material amounts of any other types of digital assets in the future.” In addition, please disclose whether you plan to hold material amounts of stablecoins, WBTC tokens and ETH, and, if so, please state the reason for holding material amounts of WBTC, stablecoins and WBTC tokens.

Response No. 1

This comment has been complied with. The disclosures previously on page 7 in the next to last paragraph under “Migration and Status of Mining Operations” have been combined with the first paragraph under “Digital Asset Transactions” on page 8 in response to this comment.

Division of Corporation Finance

December 2, 2021

Risk Factors

Bitcoin-Related Risks

A particular digital asset's status as a “security” in any relevant jurisdiction, page 39

2.	Refer to your response to comment 3. We note your disclosure that “[s]tablecoins today are backed by fiat currency, such as the U.S. dollar.” Please note that there is no accepted definition of "stablecoin" and not all are backed by fiat currency. Please remove this term throughout and specifically identify the digital assets you intend to hold.

Response to No. 2

This comment has been complied with. References to “stablecoin” have been deleted throughout the prospectus.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc: Elliot H. Lutzker, Esq.